Exhibit 99.1

NWTN Inc. Announces Key Executive Appointments to Accelerate Strategic Transformation

DUBAI, UAE, July 7, 2025 /PRNewswire/ -- NWTN Inc. (Nasdaq: NWTN), a Nasdaq-listed company headquartered in the UAE, today announced two key executive appointments: Mr. Adrian Wong as Chief Financial Officer and Mr. John Xie as Chief Operating Officer. Both appointments are effective July 3, 2025.

These appointments mark the latest drive in NWTN’s strategic transformation from a new energy vehicle specialist to a global smart technology platform. Following the appointment of Mr. Benjamin Zhai – a global executive with extensive experience in strategy, investment, and the automotive technology industry – as Global CEO on May 13, 2025, the new leadership team’s expertise aligns closely with NWTN’s strategic goals, creating synergy across strategy, capital, and operations.

CFO Adrian Wong holds degrees from the Wharton School, University of Pennsylvania and the Chinese University of Hong Kong. With nearly two decades of experience at leading international institutions, he previously served as Executive Director of Investment Banking at Morgan Stanley and Managing Director at China Galaxy International Securities. His background includes strategic financing, M&As, IPOs, and capital operations in high-growth technology, smart manufacturing, and mobility sectors. Earlier, he held a consulting role at Mercer.

COO John Xie, a graduate of Jilin University in Business Administration, brings expertise in lean management, ESG governance, premium brand marketing, and business community building. He previously served as Secretary-General of the NIO Users Trust and Chairman of the NIO Users Foundation. At Raytheon Professional Services, he led the Innovation Business Unit in China, focusing on automotive strategy consulting and smart manufacturing solutions. His earlier operational experience at BMW provides deep insight into global premium brand management.

CEO Benjamin Zhai stated: “We welcome these accomplished international executives to NWTN during our transformation. Mr. Wong’s capital market and investment experience and Mr. Xie’s operational expertise are vital to building our smart technology platform. Being located in the most dynamic and ambitious market, we will continue seeking technology assets and talent globally, and we look forward to working with entrepreneurs and investors in new energy, smart manufacturing, robotics, and AI sectors from around the world.”

Amid complex geopolitical and trade dynamics, NWTN integrates three core strengths: Asia-Pacific supply chain capabilities, the UAE’s strategic gateway position and global capital markets access—delivering sustainable value to shareholders, customers, and society.

About NWTN Inc.

NWTN Inc. (NASDAQ: NWTN) is a UAE-headquartered smart mobility and technology company, specializing in intelligent electric vehicles, AI-driven hardware, and blockchain-based products for advanced manufacturing. Through its “Intelligent Manufacturing + Global Ecosystem” strategy, NWTN is reshaping the transportation and technology landscape across the Middle East, Africa, and Europe.

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